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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)

Vestin Group, Inc. (formerly Sunderland Corporation)

(Name of Issuer)

Michael V. Shustek

(Names of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

867281107

(CUSIP Number)

Michael V. Shustek
c/o Vestin Group, Inc.
8379 West Sunset Road
Las Vegas, Nevada 89113
(702) 227-0965

with copy to:

Hillel T. Cohn, Esq.
Morrison & Foerster LLP
555 West Fifth Street
Los Angeles, California 90013
(213) 892-5200

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (17 CFR 240.13e-3(c)) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	$4,447,782	Amount of filing fee**	$563.53

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $563.53

Form or Registration No.: Schedule 13E-3

Filing Party: Michael V. Shustek

Date Filed: August 23, 2004

*	Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 2,378,493 shares of Common Stock for $1.87 per share which is an average of the high and low prices as of August 19, 2004.

**	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #7 for Fiscal Year 2004 issued by the U.S. Securities and Exchange Commission on January 26, 2004, by multiplying the transaction valuation by .00012670.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This Amendment No. 2 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, the “Schedule 13E-3”) first filed on August 23, 2004 and amended on September 30, 2004 by Michael V. Shustek. The Schedule 13E-3 described Mr. Shustek’s intention of taking private Vestin Group, Inc. (the “Company”) through his purchase of Company shares in privately negotiated and open market transactions. Mr. Shustek has not made any purchases, and has no intention of making any future purchases, of Company shares in accordance with the plans set forth in the Schedule 13E-3.

Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ MICHAEL V. SHUSTEK
Michael V. Shustek Dated: March 25, 2005

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